EXHIBIT 12.10

CSG Systems International, Inc.

Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

Three Months Ended March 31, 2005
Income from continuing operations before income taxes	$14,067

Fixed Charges:
Interest on long-term and short-term debt including amortization of debt expense	1,915
Interest element of rentals	1,978

Total fixed charges	3,893

Earnings before income taxes and fixed charges	$17,960

Ratio of earnings to fixed charges	4.61